May 8, 2009
VIA FACSIMILE and EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628

Attention:	Peggy Kim, Special Counsel Office of Mergers & Acquisitions

Re:	Cox Radio, Inc.
Amendment No. 8 to Schedule TO-T/13E-3
Filed May 7, 2009
By Cox Enterprises, Inc. and Cox Media Group, Inc.
File No. 5-47385
Dear Ms. Kim:
     We received an oral comment from you during our telephone conversation on May 7, 2009. This letter provides supplemental information to address your comment.
     Oral Comment
Pursuant to our conversation on May 7, 2009, you requested additional supplemental information relating to the role Jimmy W. Hayes, chief executive officer of Cox Enterprises, Inc. (“Enterprises”), had in the formulation of Enterprises’ offer, through its wholly-owned subsidiary Cox Media Group, Inc. (“Media”), to purchase the outstanding shares of Cox Radio, Inc. (“Radio”) Class A common stock not owned by Media and, in particular, his level of involvement in connection with the discussions held on March 13, 2009 regarding a prospective going-private transaction involving Radio.
As chief executive officer of Enterprises, Mr. Hayes’ primary role was one of review and approval of the proposal to purchase the outstanding shares of Radio not owned by Media. The strategic plan was developed and executed by John M. Dyer, Enterprises’ chief financial officer and Mr. Hayes’ direct report, Neil O. Johnston, chief financial officer of Media, and, to some extent, Sanford H. Schwartz, Media’s president. Media is a wholly-owned subsidiary of Enterprises and is the majority owner of Radio. As chief executive officer of Enterprises, Mr. Hayes routinely receives reports and presentations regarding financial matters pertinent to Enterprises’ subsidiaries, which activity is supervisory in nature and should not be viewed as engaging in the transaction within the meaning of the federal securities laws.

Dow Lohnes PLLC	Washington, DC | Atlanta, GA	1200 New Hampshire Avenue, Nw, Suit 800
Attorneys at Law		Washington, DC 20036-6802
www.dowlohnes.com		T 202.776.2000 F 202.776.2222

U.S. Securities and Exchange Commission
May 8, 2009

As disclosed in “Special Factors — Background of This Offer” of the amended and restated offer to purchase, the exploration of whether a going-private transaction for Radio made sense began between February and early March 2009 as Mr. Johnston became informed of Radio’s declining financial performance and Messrs. Dyer and Johnston began to consider the ramifications of a possible leverage ratio covenant breach as a result of such poor financial performance. With Radio’s February financial results that were made available to Enterprises’ management on March 6, 2009, Messrs. Dyer, Johnston and Schwartz apprised Mr. Hayes over the next several days of Radio’s declining performance and of Radio’s further declining performance and its implications to a possible leverage ratio covenant default by Radio at the end of 2009. Mr. Dyer further apprised Mr. Hayes that a pending covenant breach by Radio would likely require renegotiation with creditors or otherwise that Enterprises take action in order to forestall any such default by Radio because of the implications that such a breach may have on Enterprises and its other subsidiaries, not to mention the Cox name in the business community, and any such action may result in materially unfavorable terms for Radio’s credit facility or otherwise be dilutive to existing Radio stockholders.
In light of the foregoing, Mr. Dyer requested Citi and Dow Lohnes PLLC to advise Enterprises of the financial and legal considerations pertinent to a tender offer and going-private transaction for Radio. Accordingly, on March 13, 2009, Dow Lohnes and Citi provided a presentation regarding such considerations to Messrs. Hayes, Dyer, Johnston and Andrew A. Merdek, general counsel and corporate secretary of Enterprises and Media. Again, the role of Mr. Hayes in this meeting was that of the recipient of pertinent information regarding a potential strategic transaction involving an Enterprises subsidiary. We respectfully submit that it is appropriate, efficient and prudent for Mr. Hayes to have attended this presentation and receive the information first-hand, rather than having to receive a report from Mr. Dyer or others, particularly given the financial and legal complexities involved with a going-private transaction.
In conclusion, the genesis and development of the going-private transaction for Radio resided primarily with Messrs. Dyer and Johnston and to some extent with Mr. Schwartz as they learned of Radio’s declining financial performance through February 2009 and considered the implications for a possible financial covenant breach as a result of the declining performance. As chief executive officer of Enterprises, Mr. Hayes was apprised of these developments with Radio, as he is similarly apprised and consulted on a regular basis with other strategic transactions and developments involving Enterprises and its subsidiaries.

U.S. Securities and Exchange Commission
May 8, 2009

     We hope you will find this letter responsive to your comment. If you have questions regarding this response, please do not hesitate to contact me at 202-776-2941.

Sincerely,
/s/ Thomas D. Twedt
Thomas D. Twedt
Member

cc:	John M. Dyer Neil O. Johnston Andrew A. Merdek Stuart A. Sheldon Frank M. Conner III Jay M. Tannon